AMENDMENT NO. 2 TO
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
AMERICAN MIDSTREAM GP, LLC

This Amendment No. 2 to Second Amended and Restated Limited Liability Company Agreement (this “Amendment”) of American Midstream GP, LLC (the “Company”), is hereby adopted, executed and agreed to by the Company.

RECITALS

A.    Reference is made to that certain Second Amended and Restated Limited Liability Company Agreement of American Midstream GP, LLC, dated as of April 15, 2013 (the “Agreement”), as amended by Amendment No. 1 thereto, dated as of February 5, 2014 (capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement).

B.    The Board of Directors of the Company (the “Board”) desires to amend and restate Section 6.1 of the Agreement in its entirety.

C.    Pursuant to Section 14.5 of the Agreement, the Board has approved this Amendment and authorized and instructed officers of the Company to execute, deliver and file the Amendment with the appropriate offices of the State of Delaware as are necessary to effect the Amendment.

NOW, THEREFORE, the Company agrees as follows:

1.    Effective as of the date hereof, the Agreement is hereby amended by deleting Section 6.1 in its entirety and replacing it with the following:

SECTION 6.1 Management by Board of Directors.

Except as expressly provided in this Agreement, the business and affairs of the Company shall be fully vested in, and managed by, the Board and, subject to the discretion of the Board, officers elected pursuant to Article VII. The Directors and officers shall collectively constitute “managers” of the Company within the meaning of the Act. Except as otherwise provided in this Agreement, the authority and functions of the Board, on the one hand, and of the officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the General Corporation Law of the State of Delaware; provided, however, that the Board may, at its discretion, delegate to the officers of the Company any management power, authority or function vested in the Board, regardless of whether the board of directors of a corporation organized under the Delaware General Corporation Law could delegate such power, authority or function to the officers of such a corporation. The officers shall be vested with such powers and duties as are set forth in Article VII and as are specified by the Board. Accordingly, except as otherwise specifically provided in this Agreement, the business and affairs of the Company shall be managed under the direction of the Board, and the day-to-day activities of the Company shall be conducted on the Company’s behalf by the officers who shall be agents of the Company. The Members in their capacity as Members shall not have any power or authority to manage the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company.

2.     Except as modified herein, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the Secretary of the Company has executed this Amendment as of August 7, 2015.

AMERICAN MIDSTREAM GP, LLC

By:     /s/ William B. Mathews
Name:    William B. Mathews

Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary